Contact

www.linkedin.com/in/lukemalanga
(LinkedIn)
lukemalanga.com (Portfolio)

Top Skills

Leadership
Photography
Startup Development

Languages

French (Elementary)

Certifications

Lifeguard & CPR
Hootsuite Platform

Luke Malanga

Chief Operating Officer at DataBiologics
New York City Metropolitan Area

Summary

Building DataBiologics to empower patients and healthcare providers make evidence-based treatment decisions. Focus on regenerative orthopedics (orthobiologics) and emerging non-invasive MSK treatments.

Experience

DataBiologics
5 years 5 months

Chief Operating Officer
June 2020 - Present (4 years 4 months)
Cedar Knolls, NJ

With a comprehensive patient data collection platform to track and analyze innovative treatments, our software enables physicians to make data-driven decisions and encourages patient engagement.

Project Development Coordinator
May 2019 - June 2020 (1 year 2 months)
Cedar Knolls, NJ

IARMES International Regenerative Medicine Experts Society
Scientific Advisory Board Member
July 2023 - Present (1 year 3 months)

The vision of IARMES is to develop regenerative medicine treatment protocols that are not only ethical and evidence-based but also safe and effective for patients. We strive to foster growth in research, training, education, and regulatory aspects within this field. It's our objective to impartially assess industry methods and healing technologies. Our ambition is to serve as the foremost international bridge connecting leading regenerative medicine institutes, organizations, researchers, doctors, and industry frontrunners.

The Hawk
3 years 5 months

Editor In Chief

September 2019 - April 2020 (8 months)
Greater Philadelphia Area

Responsible for leading a 25 person staff and overseeing all activity related to the newspaper including content, social media, publishing and business.

Senior Editor
May 2019 - September 2019 (5 months)
Philadelphia, PA

Responsible for developing story ideas, writing articles, editing, assigning work to freelance writers, and liaising with graphic designers and photographers.

Managing Editor
May 2018 - May 2019 (1 year 1 month)
Philadelphia, PA

Oversaw all section editors, worked closely with Editor in Chief to communicate between all coworkers, maintained website and manage photography, business, editorial and social media teams.

Photo Editor
December 2016 - May 2018 (1 year 6 months)
Philadelphia, PA

Work included fulfilling photo assignment requests from section editors (news/ photojournalism, events, sports and portraits), assigning photographers to cover events, organizing and maintainging photo gear, editing all photos to be suitable for print, creating photo galleries for online and social media.

Saint Joseph's University
Athletics Photographer
August 2016 - March 2020 (3 years 8 months)
Philadelphia, PA

On assignment photography for SJU Athletics including game coverage, athlete portraits and events.

Saxbys
Barista
September 2018 - December 2018 (4 months)
Greater Philadelphia Area

Part of the initial team at the brand-new student-run cafe. Created espresso-based drinks, prepared made-to-order food items in kitchen, handled transactions on POS system, engaged with guests, maintained cleanliness of cafe.

Morning Brew
Campus Ambassador
August 2018 - December 2018 (5 months)
Greater Philadelphia Area

The voice of Morning Brew at Saint Joseph's University. As a member of Morning Brew's campus ambassador program, I worked with over 500 fellow students across the country to grow the daily business newsletter.

Each week we met up online to discuss the business world, our professional goals, and ways we could spread the newsletter. We then implemented new digital and guerilla marketing campaigns on our individual campuses.

New Jersey Regenerative Institute
Research Assistant
May 2018 - August 2018 (4 months)
Cedar Knolls, NJ

Responsible for inputting and maintaining patient data and establishing a new platform for physicians to synthesize research of their procedures.

Idyllic
Creative Director
April 2013 - July 2016 (3 years 4 months)
Chatham, NJ

Work included social media marketing, filming, directing and editing of promotional and event videos, website design, product development including patented designs for new product concepts, assisting designers in creating clothing designs and close collaboration and meetings with creative team and CEO/COO.

TAPinto.net
Scholastic Contributor
September 2014 - June 2016 (1 year 10 months)
Chatham, NJ

Scholastic contributor and intern (Spring 2016) at Chatham's TAPInto franchise. Responsible for local sports coverage.

New York Red Bulls
Assistant Team Photographer
June 2014 - December 2015 (1 year 7 months)
Harrison, New Jersey

Assistant to the team photographer of the New York Red Bulls (Major League Soccer). Work included operating remote cameras, mounting cameras on roof and at field level, second shooter on game day, running cards to server

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Education

Saint Joseph's University
Bachelor of Business Administration - BBA, Sports Marketing

IES Abroad
Study London

Chatham High School